Exhibit 12.1
Cowen Group, Inc.
Calculation of Ratio of Earnings to Total Fixed Charges

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings	(dollars in thousands)
Pre-tax income from continuing operations	$(31,487)	$11,479	$57,836	$18,297	$(23,509)
Less income or plus loss from equity investees	(14,431)	(3,419)	(49,053)	(16,100)	(15,600)
Plus: fixed charges	26,848	26,475	17,150	6,248	8,027
Plus: amortization of capitalized interest	—	—	—	—	—
Plus: distributed income of equity investees	29,270	45,860	20,292	19,475	8,053
Plus: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less: interest capitalized and preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Less: non-controlling interest in the pre-tax income of subsidiaries that have not incurred fixed charges	(6,882)	(15,246)	(15,564)	(13,193)	(72)
Total earnings	3,318	65,149	30,661	14,727	(23,101)
Amortization of discount	6,885	6,302	4,685	—	—
Interest expense on debt	9,703	9,703	4,772	—	—
Other interest expense	10,260	10,470	7,693	6,248	8,027
Fixed charges	$26,848	$26,475	$17,150	$6,248	$8,027
Ratio of earnings to fixed charges	0.12	2.46	1.79	2.36	(2.88)
Preferred dividends	$6,795	$4,075	$—	$—	$—
Ratio of earnings to preferred dividends	0.49	15.99	—	—	—
Fixed charges and preferred dividends	$33,643	$30,550	$—	$—	$—
Ratio of earnings to fixed charges and preferred dividends	0.10	2.13	—	—	—

For the year ended December 31, 2012, we had earnings-to-fixed charges deficiencies of approximately $23,101,000.